EXHIBIT 11.0

AFLAC INCORPORATED AND SUBSIDIARIES
Computation of Earnings Per Share

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2002	2001	2002	2001

Numerator (in millions):
Basic: net earnings applicable
to common stock	$212	$153	$395	$332
Diluted: net earnings applicable
to common stock	212	153	395	332

Denominator (in thousands):
Average outstanding shares used in the
computation of earnings per share - basic	518,077	525,786	518,771	526,976

Average outstanding shares used in the
computation of earnings per share - basic	518,077	525,786	518,771	526,976
Dilutive effect of stock options	11,529	13,365	10,842	13,477

Average outstanding shares used in the
computation of earnings per share - diluted	529,606	539,151	529,613	540,453

Earnings per share:
Basic	$.41	$.29	$.76	$.63
Diluted	.40	.28	.75	.61

EXH 11-1